HYWIN HOLDINGS LTD.

March 24, 2021

VIA EDGAR

Marc Thomas

Cara Lubit

Tonya K. Aldave

Dietrich King

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hywin Holdings Ltd. (CIK No. 0001785680)
Registration Statement on Form F-1 (File No. 333-253591)
Registration Statement on Form 8-A (File No. 001-40238)]

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Hywin Holdings Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Time on March 25, 2021, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the American depositary shares representing ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sidley Austin LLP.

The Company understands that Network 1 Financial Securities, Inc., an underwriter of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Hywin Holdings Ltd.

By:	/s/ Wang Dian
Name:	Wang Dian
Title:	Director and Chief Executive Officer